                               CANWEST MEDIA INC.                      Exhibit 1
                        CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE 9 MONTHS ENDED MAY 31, 2003 AND 2002
                                   (UNAUDITED)

[PRICEWATERHOUSECOOPERS LETTERHEAD]








July 17, 2003


TO THE AUDIT COMMITTEE OF CANWEST MEDIA INC.

In accordance with our engagement letter dated January 10, 2003, we have reviewed the accompanying interim consolidated balance sheet of CANWEST MEDIA INC. (the "Company") as at May 31, 2003 and the related interim consolidated statements of earnings, retained earnings and cash flows for the three and nine month periods then ended. These interim consolidated financial statements are the responsibility of the Company's management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the interim financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the Audit Committee of the Company to assist it in discharging its regulatory obligation to review these interim consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.


/s/ PRICEWATERHOUSECOOPERS LLP
CHARTERED ACCOUNTANTS

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

                               CANWEST MEDIA INC.
                       CONSOLIDATED STATEMENTS OF EARNINGS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                           FOR THE THREE MONTHS ENDED         FOR THE NINE MONTHS ENDED
                                                           --------------------------         -------------------------
                                                             MAY 31          MAY 31           MAY 31             MAY 31
                                                              2003            2002             2003              2002
                                                              ----            ----             ----              ----

REVENUE                                                      558,497         586,788         1,643,037         1,663,537
Operating expenses                                           277,505         288,444           803,689           837,801
Selling, general and administrative expenses                 125,770         142,014           412,320           412,167
Restructuring expenses                                        14,136            --              14,136              --
                                                             -------         -------         ---------         ---------
                                                             141,086         156,330           412,892           413,569
Amortization of intangibles                                    4,375           4,375            13,125            13,125
Amortization of property, plant and equipment                 17,237          18,815            54,329            54,450
Other amortization                                             1,313           1,660             5,165             4,831
                                                             -------         -------         ---------         ---------
OPERATING INCOME                                             118,161         131,480           340,273           341,163
Financing expenses                                           (63,723)        (57,704)         (190,858)         (197,415)
Dividend income                                                1,999           1,883             3,532             3,241
                                                             -------         -------         ---------         ---------
                                                              56,437          75,659           152,947           146,989
Investments gain (loss) net of write downs                    (2,277)           --              19,831            63,020
Interest rate swap loss                                       (4,767)           --             (13,634)             --
                                                             -------         -------         ---------         ---------
                                                              49,393          75,659           159,144           210,009
Provision for income taxes                                    18,967          30,183            46,932            62,950
                                                             -------         -------         ---------         ---------
EARNINGS BEFORE THE FOLLOWING                                 30,426          45,476           112,212           147,059
Minority interests                                              --               570              --               4,330
Interest in earnings of Network TEN                           12,428           7,989            49,089            22,188
Interest in loss of other equity accounted affiliates           (256)           (529)           (1,035)             (966)
Realized currency translation adjustments                      1,593            --                 693            (1,000)
                                                             -------         -------         ---------         ---------
NET EARNINGS FOR THE PERIOD                                   44,191          53,506           160,959           171,611
                                                             =======         =======         =========         =========

The notes constitute an integral part of the consolidated financial statements.

                               CANWEST MEDIA INC.
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)


                                                                     AS AT
                                                          -----------------------------
                                                            MAY 31           AUGUST 31
                                                             2003               2002
                                                             ----               ----
ASSETS                                                                         REVISED

CURRENT ASSETS
Cash                                                          95,993            49,778
Accounts receivable                                          460,762           382,337
Income taxes recoverable                                        --              34,623
Inventory                                                     13,018            19,836
Broadcast rights                                              96,616            98,096
Future income taxes                                           32,777            30,013
Other                                                          9,524            13,231
                                                          ----------        ----------
                                                             708,690           627,914
Investment in Network TEN                                     26,718             4,494
Other investments                                            163,124           159,181
Broadcast rights                                              36,546            23,172
Due from parent and affiliated companies                     514,354           466,457
Property, plant and equipment                                619,352           660,700
Other assets                                                  84,568            95,294
Intangibles                                                1,097,274         1,096,458
Goodwill                                                   2,447,362         2,600,244
                                                          ----------        ----------
                                                           5,697,988         5,733,914
                                                          ==========        ==========
LIABILITIES

CURRENT LIABILITIES

Accounts payable                                             141,843           158,252
Accrued liabilities                                          183,757           213,070
Income taxes payable                                          11,746              --
Broadcast rights accounts payable                             50,596            35,294
Deferred revenue                                              36,937            30,522
Current portion of long term debt                             73,579           150,865
                                                          ----------        ----------
                                                             498,458           588,003
Long-term debt                                             2,476,282         2,379,459
Other accrued liabilities                                    104,469            86,217
Future income taxes                                          428,844           421,005
                                                          ----------        ----------
                                                           3,508,053         3,474,684
                                                          ----------        ----------
SHAREHOLDER'S EQUITY

Equity instruments                                         1,167,065         1,371,442
Contributed surplus                                          132,953           132,953
Retained earnings                                            920,716           803,493
Cumulative foreign currency translation adjustments          (30,799)          (48,658)
                                                          ----------        ----------
                                                           2,189,935         2,259,230
                                                          ----------        ----------

                                                           5,697,988         5,733,914
                                                          ==========        ==========


The notes constitute an integral part of the consolidated financial statements.

                               CANWEST MEDIA INC.
                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                    FOR THE THREE MONTHS ENDED     FOR THE NINE MONTHS ENDED
                                                    --------------------------     -------------------------
                                                     MAY 31           MAY 31       MAY 31             MAY 31
                                                      2003             2002         2003              2002
                                                      ----             ----         ----              ----
                                                                                   REVISED            REVISED
Retained earnings - beginning of period as
   revised                                           891,141          854,169       803,493           808,000
Adjustment for adoption of new accounting
   pronouncements                                       --               --            --             (45,269)
                                                    --------         --------      --------          --------
Retained earnings - beginning of period as
   adjusted                                          891,141          854,169       803,493           762,731
Net earnings for the period                           44,191           53,506       160,959           171,611
Interest on junior subordinated floating rate
   debentures net of tax of $8,584 and $25,686
   for the 3 and 9 months, respectively (2002 -
   $8,604 and $28,159 for the 3 and 9
   months, respectively)                             (14,616)         (15,366)      (43,736)          (42,033)
                                                    --------         --------      --------          --------
Retained earnings - end of period                    920,716          892,309       920,716           892,309
                                                    ========         ========      ========          ========


The notes constitute an integral part of the consolidated financial statements.

                               CANWEST MEDIA INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                 FOR THE THREE MONTHS ENDED      FOR THE NINE MONTHS ENDED
                                                 --------------------------      -------------------------
                                                  MAY 31            MAY 31       MAY 31              MAY 31
                                                   2003              2002         2003                2002
                                                   ----              ----         ----                ----

CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings for the year                          44,191           53,506       160,959            171,611
Items not affecting cash
  Amortization                                     22,945           27,264        77,452             79,650
  Future income taxes                               1,398            3,016         1,614             12,400
  Interest in earnings of Network TEN             (12,428)          (7,989)      (49,089)           (22,188)
  Interest in loss of other equity accounted
    affiliates                                        256              529         1,035                966
  Minority interests                                 --               (813)         --               (6,519)
  Interest rate swap loss                           4,767             --          13,634               --
  Realized currency translation adjustments        (1,593)            --            (693)             1,000
  Investment (gain) loss net of write downs         2,277             --         (19,831)           (63,020)
                                                                                --------           --------
Distributions from Network TEN                       --               --          30,212             60,984
                                                 --------         --------      --------           --------
                                                   61,813           75,513       215,293            234,884
Changes in non-cash operating accounts            (13,627)         (48,117)      (35,941)          (121,992)
                                                 --------         --------      --------           --------
                                                   48,186           27,396       179,352            112,892
                                                 --------         --------      --------           --------

INVESTING ACTIVITIES

Other investments                                    --             (4,408)       (4,473)            (4,408)
Proceeds from sale of other investments              --               --            --               87,000
Proceeds from divestitures                           --               --         193,500            133,039
Purchase of property, plant and equipment          (8,259)         (10,118)      (20,001)           (38,567)
Net advances to parent and affiliated
companies                                            (595)          (2,299)      (47,897)           (46,463)
                                                 --------         --------      --------           --------
                                                   (8,854)         (16,825)      121,129            130,601
                                                 --------         --------      --------           --------
FINANCING ACTIVITIES

Issuance of long term debt                        294,700             --         294,700               --
Repayment of long term debt                      (298,108)         (59,852)     (548,966)          (210,932)
Net change in bank loans and advances                --               --            --              (28,999)
                                                 --------         --------      --------           --------
                                                   (3,408)         (59,852)     (254,266)          (239,931)
                                                 --------         --------      --------           --------

NET CHANGE IN CASH                                 35,924          (49,281)       46,215              3,562
CASH - BEGINNING OF PERIOD                         60,069           64,275        49,778             11,432
                                                 --------         --------      --------           --------

CASH - END OF PERIOD                               95,993           14,994        95,993             14,994
                                                 ========         ========      ========           ========

The notes constitute an integral part of the consolidated financial statements.

                               CANWEST MEDIA INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE 9 MONTHS ENDED MAY 31, 2003 AND 2002
                                   (UNAUDITED)

1.    SIGNIFICANT ACCOUNTING POLICIES

a)    General

      The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, out-of-home advertising, and internet websites in Canada, Australia, New Zealand, Ireland and Northern Ireland. The Company's operating segments include television and radio broadcasting and publishing and online operations. In Canada, the Television Broadcast Segment includes the operation of the Global Television Network, Global Prime, various other conventional and specialty channels and the Cool FM radio station. The Canadian Publishing and Online segment includes the publication of a number of newspapers including metropolitan daily newspapers, community newspapers and the National Post as well as operation of the canada.com web portal, and other web based operations. The New Zealand Television Broadcasting segment includes the operations of the TV3 and TV4 Television Networks. The New Zealand Radio Broadcasting segment includes the More FM and RadioWorks radio networks. The Irish Television Broadcasting segment includes the Company's 45% interest in the Republic of Ireland's TV3 Television Network. The Corporate and Other segment includes the Company's 57.1% economic interest (57.5% to February 27, 2003) in the TEN Group Pty Limited which owns and operates Australia's TEN Television Network ("Network TEN") and various portfolio investments in media operations, including a 29.9% equity interest in Northern Ireland's Ulster Television plc ("UTV").

      The Company's broadcast customer base is comprised primarily of large advertising companies who place advertisements with the Company on behalf of their customers. Publishing revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company's advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters while expenses are relatively constant throughout the year.

b)    Basis of Presentation

      The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and reflect all adjustments which are, in the opinion of management, necessary for fair statement of the results of the interim periods presented. However, these interim financial statements do not include all the information and disclosures required for annual financial statements. The accounting policies used in the preparation of these interim financial statements are the same as those used in the most recent annual financial statements. These interim statements should be read in conjunction with the most recent annual financial statements of the Company. All amounts are expressed in thousands of Canadian dollars unless otherwise noted.

c)    Revision of 2003 and prior period's information

      The Company's 2002 retained earnings, equity instruments, and income taxes recoverable have been revised to reflect certain adjustments to previously reported amounts. The Company has determined that interest on junior subordinated notes was overstated in 2002 and 2001. These adjustments resulted in a decrease to junior subordinated notes in the amounts of $14.7 million and $2.3 million in fiscal 2002 and 2001 respectively; an increase to retained earnings in the amount of $6.4 million for the nine months ended May 31, 2002, and $9.0 million and $1.4 million in fiscal 2002 and 2001 respectively; and a decrease in income taxes recoverable in the amounts of $5.7 million and $0.9 million in fiscal 2002 and 2001 respectively.

2.    ACQUISITIONS AND DIVESTITURES

a) In February 2003 the Company sold its interest in community newspapers and related assets in Southern Ontario for cash proceeds of $193.5 million. The accounting gain on this sale was $20.7 million; assets and liabilities disposed amounted to $179.6 million (including goodwill of $157.0 million) and $6.8 million, respectively.

b) In August 2002, the Company sold its interest in community newspapers and related assets in Atlantic Canada and Saskatchewan for cash proceeds of $257.0 million. The accounting gain was $48.9 million; assets and liabilities disposed amounted to $227.3 million and $19.2 million, respectively.

c) Effective March 31,2002, the Company acquired the remaining 50% interest in The National Post not already owned. In September 2001, the Company assumed control of The National Post and, accordingly, changed its method of accounting for The National Post to a consolidation basis from an equity basis.

d) In October 2001, the Company completed the sale of CKVU Sub Inc. and received proceeds of $133.0 million.

e) In September 2001, the Company completed the sale of CF Television Inc. and received proceeds of $87.0 million.

3.    INVESTMENT IN NETWORK TEN

During the nine months ended May 31, 2003 Network TEN issued 5.8 million shares for proceeds of $10.6 million as a result of the exercise of management stock options. This effectively diluted the Company's economic interest in Network TEN to 57.1% from 57.5% and resulted in an investment gain of $1.5 million.

The Company owns approximately 14.8% (15% to February 27, 2003) of the issued ordinary shares and all of the convertible debentures and subordinated debentures of Network TEN, an Australian television broadcast network. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest based on distributions to holders of ordinary shares. The convertible debentures have an aggregate principal amount of A$45,500 and pay a market linked rate of interest. The combination of ordinary shares and subordinated debentures yield distributions equivalent to approximately 57.1% (57.5% to February 27, 2003) of all distributions paid by Network TEN. The convertible debentures are convertible, upon payment of an aggregate of A$45.5 million, into a number of ordinary shares which would represent 49.7% (50% to February 27, 2003) of the issued and outstanding shares of Network TEN at the time of conversion.

As a result of its contractual right to representation on Network TEN's board of directors and other factors, the Company accounts for its interest in Network TEN on the equity basis. The Company has appointed three of the thirteen members of the board of directors of Network TEN.

The following selected consolidated financial information of Network TEN has been prepared in accordance with accounting principles generally accepted in Canada. The accounts have been translated to Canadian dollars using the current rate method.

      SUMMARY CONSOLIDATED BALANCE SHEETS

                                                                            AS AT
                                                                   -----------------------
                                                                    MAY 31       AUGUST 31
                                                                     2003           2002
                                                                     ----           ----
      Assets
            Current assets                                          275,547       285,303
            Other assets                                              3,428         4,825
            Property, plant and equipment                            82,443        71,875
            Long term investments                                    12,152         2,188
            Intangibles                                             255,324       246,305
            Goodwill                                                 51,978        49,304
                                                                   --------      --------
                                                                    680,872       659,800
                                                                   ========      ========
      Liabilities and Shareholders' Equity
            Current liabilities                                     168,350       191,736
            Long term liabilities                                   439,558       442,975
            Subordinated debentures issued to the Company            40,154        40,154
            Share capital                                            50,710        40,146
            Deficit                                                 (17,609)      (52,232)
            Cumulative foreign currency translation adjustment         (291)       (2,979)
                                                                   --------      --------
                                                                    680,872       659,800
                                                                   ========      ========


OTHER CONSOLIDATED FINANCIAL DATA

                                        FOR THE NINE MONTHS
                                            ENDED MAY 31
                                        ------------------
                                         2003        2002
                                         ----        ----
      Cash flow from operations (1)     112,800      95,100
                                        =======     =======
      Distributions paid                 52,500     111,900
                                        =======     =======
      Capital expenditures               20,800      19,500
                                        =======     =======


(1)   Cash flow from operations before changes in non-cash operating accounts

SUMMARY CONSOLIDATED STATEMENTS OF EARNINGS

                                                      FOR THE NINE MONTHS
                                                          ENDED MAY 31
                                                     -----------------------
                                                       2003          2002
                                                       ----          ----
      Revenue                                         477,280       398,302
      Operating expenses                              338,695       289,839
                                                     --------      --------
                                                      138,585       108,463
      Amortization of property, plant, equipment
         and other                                     11,419        10,754
                                                     --------      --------
      Operating income                                127,166        97,709
      Financing expenses                              (59,886)      (19,894)
                                                     --------      --------
                                                       67,280        77,815
      Provision for income taxes                       19,334        23,662
                                                     --------      --------
      Earnings before the following                    47,946        54,153
      Goodwill impairment loss                           --         (20,905)
      Minority interests                                 --           3,359
                                                     --------      --------
      Net earnings for the period                      47,946        36,607
      Interest in respect of subordinated
         debentures held by the Company                43,236         3,902
                                                     --------      --------
      Earnings for the period before interest
         in respect of subordinated debentures         91,182        40,509
                                                     ========      ========


SUMMARY STATEMENTS OF RETAINED EARNINGS

                                                                 FOR THE NINE MONTHS
                                                                     ENDED MAY 31
                                                                ----------------------
                                                                  2003          2002
                                                                  ----          ----
      Retained earnings (deficit) - beginning of year           (52,232)       94,142
      Earnings for the period before interest in respect of
         subordinated debentures                                 91,182        40,509
      Distributions paid                                        (56,559)     (123,984)
                                                                -------      --------
      Retained earnings (deficit) - end of period               (17,609)       10,667
                                                                =======      ========

The Company's economic interest in Network TEN's earnings for the nine months ended May 31, 2003 is $ 49.1 million (2002- $ 22.2 million).

4.       RESTRUCTURING EXPENSES

During the three months ended May 31, 2003 the Company undertook restructuring activities in its Canadian Media operations. The $14 million cost of this restructuring consisting of employee severance has been recorded in the three months ended May 31, 2003. As at May 31, 2003, $12 million of this amount remains accrued for future expenditures.

5.    LONG TERM DEBT

In April 2003, the Company issued US$200 million ($295 million) in senior unsecured 7 5/8% notes maturing in April 2013.

As a result of debt repayment during the year the Company has interest rate swaps outstanding in aggregate notional amounts in excess of its underlying debt. The change in value of these overhanging swaps was expensed in the period.

6.    EQUITY INSTRUMENTS

In May 2003, the Company repaid $274 million in 12.155% junior subordinated notes.

7.    CONTINGENCY AND GUARANTEES

CONTINGENCY

On March 5, 2001, a statement of claim was filed against CanWest, the Company and certain of the Company's subsidiaries by CanWest Broadcasting Limited's ("CBL's") former minority interests requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The lawsuit seeks damages in excess of $345 million. The Company believes the allegations are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The Company intends to vigorously defend this lawsuit.

GUARANTEES

In connection with the disposition of assets, the Company has provided customary representations and warranties that range in duration. In addition, as is customary, the Company has agreed to indemnify the buyers of certain assets in respect of certain liabilities pertaining to events occurring prior to the respective sales relating to taxation, environmental, litigation and other matters. The Company is unable to estimate the maximum potential liability for these indemnifications as the underlying agreements often do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined.

The Company has issued financial letters of credit in support of a variety of obligations, primarily in support of indebtedness of TV3 Ireland, in the aggregate amount of $55.2 million.

The Company and its subsidiaries enter into operating leases in the ordinary course of business for real property and equipment. In certain instances, the Company has guaranteed the obligations of the lessee under such agreements. The Company believes the likelihood of a material payment pursuant to such guarantees is remote.

The Company has not made any significant indemnification payments in the past, and no amount has been accrued in these consolidated financial statements in respect of such guarantees. A liability would be recognized should any loss under an indemnification agreement become probable and estimable.

8.    SUBSEQUENT EVENT

In July 2003, the Company sold certain other investments with a book value of $54 million for proceeds of $44 million.

9.    SEGMENTED INFORMATION

The Company operates primarily within the publishing and online and broadcasting industries in Canada, New Zealand, Ireland and Australia.

Each segment reported below operates as a strategic business unit with separate management. Segment performance is measured primarily on the basis of operating profit. There are no significant inter-segment transactions. Segmented information in thousands of Canadian dollars is as follows:

                                                   FOR THE THREE MONTHS           FOR THE NINE MONTHS
                                                        ENDED MAY 31                  ENDED MAY 31
                                                  ------------------------    ----------------------------
                                                   2003          2002             2003             2002
                                                  $000         $000           $000             $000
REVENUE
TELEVISION
Canada                                             207,635       208,784          593,461          564,995
New Zealand - TV3 and TV4                           24,096        17,251           69,549           48,738
Ireland - TV3                                        8,556         7,039           26,520           21,973
                                                  --------     ---------      -----------      -----------
                                                   240,287       233,074          689,530          635,706
RADIO - NEW ZEALAND                                 17,644        14,568           54,654           44,909
PUBLICATIONS AND ONLINE  - CANADA                  300,566       339,278          900,003          983,288
Inter-segment revenue                                 --            (132)          (1,150)            (366)
                                                  --------     ---------      -----------      -----------
TOTAL REVENUE                                      558,497       586,788        1,643,037        1,663,537
                                                  ========     =========      ===========      ===========
OPERATING PROFIT
TELEVISION
Canada                                              82,944        75,387          206,833          182,774
New Zealand - TV3 and TV4                               90        (1,641)           7,063           (4,043)
Ireland - TV3                                        2,736         2,094            8,651            6,807
                                                  --------     ---------      -----------      -----------
                                                    85,770        75,840          222,547          185,538
RADIO - NEW ZEALAND                                  4,421         3,262           15,168           11,648
PUBLICATIONS AND ONLINE - CANADA                    71,757        84,629          206,510          234,774
                                                  --------     ---------      -----------      -----------
SEGMENT OPERATING PROFIT                           161,948       163,731          444,225          431,960
Corporate and other                                  6,726         7,401           17,197           18,391
Restructuring expenses                              14,136          --             14,136             --
                                                  --------     ---------      -----------      -----------
OPERATING PROFIT BEFORE AMORTIZATION (EBITDA)      141,086       156,330          412,892          413,569
                                                  ========     =========      ===========      ===========

10.   U.S. GAAP RECONCILIATION

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). In certain circumstances, GAAP as applied in the United States ("U.S.") differs from Canadian GAAP. The principal differences affecting the Company are disclosed in the annual financial statements.

REVISION OF PRIOR YEARS' INFORMATION

The Company's 2003 and prior periods' net income has been revised to reflect certain adjustments to previously reported net income in accordance with US GAAP for the accounting for derivative financial instruments. The Company has determined that its cross currency interest rate and interest rate swaps did not qualify for hedge accounting under FAS 133 for the periods as previously presented. As a result, the unrealized gains and losses on derivative financial instruments are included in net income as they arise whereas previously, these amounts were included in other comprehensive income. These adjustments resulted in increasing net income for the nine months ended May 31, 2002 by $4.9 million (net of income taxes of ($2.7 million)). The effect on shareholders' equity resulting from these adjustments was an increase of $4.8 million (net of income taxes of $9.4 million) as at August 31, 2002 and a decrease of $5.9 million (net of income taxes of $2.5 million) as at August 31, 2001. In addition, the Company determined as explained in Note 1 (c) that interest on the CMI notes was incorrectly computed. This adjustment resulted in increasing net income for the nine months ended May 31, 2002 by $5.0 million (net of income taxes of $3.2 million).

                                                           FOR THE NINE MONTHS ENDED
                                                                     MAY 31

                                                             2003              2002
                                                          $000              $000
                                                                              REVISED

Net earnings in accordance with Canadian GAAP               160,959           171,611
Pre-operating costs, net of tax of ($1,012)
  (2002 - $1,754)                                             2,596            (1,070)
Realization of cumulative translation adjustments,
   net of tax of nil                                           (693)            1,000
Integration costs related to CanWest
   Publications, net of tax of $109                            (193)             --
Programming costs imposed by regulatory requirement,
   net of tax of $1,852  (2002 - $1,746)                     (2,455)           (2,316)
Reclassification of interest on junior
  subordinated notes from equity, net of tax of
  $25,686 (2002 - $28,159)                                  (43,736)          (42,033)
Equity accounted affiliates in trust, net of
  tax of nil                                                   --               3,375
US GAAP adjustments in equity accounted affiliates
   net of tax of ($1,359)                                     2,125              --
Unrealized gain (loss) on interest rate and
   cross currency interest rate swaps net of tax of
   $28,747 (2002 - ($2,659))                                   (403)            4,872
                                                          ---------         ---------
Net earnings in accordance with U.S. GAAP
  before cumulative effect of adoption of new
  accounting policies                                       118,200           135,439
Cumulative effect of adoption of new
  accounting policies, net of tax of $2,500                    --             (45,269)
                                                          ---------         ---------
Net earnings in accordance with U.S.
   GAAP                                                     118,200            90,170
                                                          =========         =========
